FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ **August 2010**

<u>PEDIMENT GOLD CORP.</u>

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Interim Financial Statements: Nine Months Ended 6/30/2010
2. Exhibit 99.2 – Financial Statements: Management's Discussion/Analysis
3. Exhibit 99.3 - Form 52-109F2: CEO Certification of Interim Filings
4. Exhibit 99.4 - Form 52-109F2: CFO Certification of Interim Filings
5. Exhibit 99.5 – Press Release; August 10,2010
6. Exhibit 99.6 – Press Release; August 11, 2010
7. Exhibit 99.7 – MCR, August 10, 2010
8. Exhibit 99.8 – MCR, August 11, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **<u>xxx</u>**   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___   No **<u>xxx</u>**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf   by the undersigned, thereunto duly authorized.

<u>Pediment Gold Corp. -- SEC File No. 000-52509</u>
(Registrant)

Date: <u>August 13, 2010</u>   By \s\ Gary Freeman
                                          Gary Freeman, President/CEO/Director

Exhibit 99.1

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)

Consolidated Interim Financial Statements
For the nine-months ended June 30, 2010 and 2009

(Expressed in Canadian Dollars)

(Prepared by Management)

Contents

Consolidated Financial Statements

Consolidated Balance Sheets   2

Consolidated Statements of Operations and Comprehensive Loss   3

Consolidated Statements of Shareholders' Equity   4

Consolidated Statements of Cash Flows   5

Notes to Consolidated Financial Statements   6 – 30

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Balance Sheets
(Canadian Dollars)

	June 30 2010	September 30 2009 (Audited) Restated Note 3
Assets		
Current		
Cash and cash equivalents (note 4)	$ 10,946,821	$ 15,553,239
Amounts receivable	1,014,992	688,976
Due from related parties (note 9(a)(i))	44	19,419
Prepaid expenses and deposits (note 9(b) and 7(a)(i))	374,063	126,556
Total current assets	12,335,920	16,388,190
Prepaid expenses and deposits (note 7(a)(i))	79,952	-
Property and equipment (note 6)	1,216,704	307,237
Mineral properties (note 7 and Schedule 1)	4,884,122	4,716,904
Total assets	$ 18,516,698	$ 21,412,331
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 245,017	$ 227,517
Due to related parties (note 9(a)(ii))	66,397	26,380
	311,414	253,897
Shareholders' Equity		
Share capital (note 8)	61,863,896	61,393,374
Contributed surplus	7,502,867	7,215,180
Deficit accumulated in the exploration stage	(51,161,479)	(47,450,120)
Total shareholders' equity	18,205,284	21,158,434
Total liabilities and shareholders' equity	$ 18,516,698	$ 21,412,331

Nature of operations (note 1)
Commitments (notes 7 and 12)

Approved on behalf of the Board:

"Chris Theodoropoulos" (signed)   *"Gary Freeman" (signed)*

Chris Theodoropoulos, Director   Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)
(unaudited)

| | Three Months Ended June 30 | | Nine Months Ended June 30 | |
| | 2010 | 2009 | 2010 | 2009 |
		Restated Note 3	Restated Note 6, 7(a)(i)	Restated Note 3
Expenses				
Stock-based compensation (note 8(g))	$ 48,972	$ 424,476	$ 474,794	$ 1,142,115
Consultants	172,022	229,687	688,771	816,162
Salaries	130,295	43,467	234,027	197,769
Legal and audit	2,657	27,366	70,584	84,103
Office and administration	90,108	113,932	261,042	244,362
Investor Relations	64,820	89,465	196,037	212,754
Travel	59,439	53,217	180,911	171,236
Transfer agent, and filing fees	2,592	23,248	48,541	127,624
Exploration expenses (note 8(g) and schedule 2)	722,944	314,985	1,697,582	1,162,286
Amortization	5,566	2,826	16,124	8,565
	(1,299,415)	(1,322,632)	(3,868,413)	(4,166,976)
Other Income (Expenses)				
Investment and other income	17,012	83,503	105,058	275,825
Foreign exchange gain (loss)	26,869	75,819	52,000	416,923
Write-off of mineral properties	-	-	(4)	-
	43,881	159,132	157,054	692,748
Net Loss and Comprehensive				
Loss for Period	(1,255,534)	(1,163,310)	(3,711,359)	(3,474,228)
Deficit, Beginning of Period	(49,905,945)	(44,766,231)	(47,450,120)	(42,455,313)
Deficit, End of Period	$ (51,161,479)	$ (45,929,541)	$ (51,161,479)	$ (45,929,541)
Loss per Share	$ (0.03)	$ (0.03)	$ (0.08)	$ (0.08)
Weighted Average Number of				
Common Shares Outstanding	47,411,557	43,330,611	47,411,557	43,330,611

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

	Share Capital		Contributed Surplus	Deficit accumulated in the exploration stage	Total Shareholders' Equity
	Shares	Amount			
				Restated – Note 2(a)	
Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (42,455,313)	$21,411,087
Shares issued during the year					
For cash					
Private placements, net of share issue costs (note 8(c)(ii))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 7(a)(ii))	75,760	65,745	-	-	65,745
In relation to acquisition of subsidiary (note 7(a)(i))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year	-	-	1,158,891	-	1,158,891
Net loss for the year	-	-	-	(4,994,807)	(4,994,807)
Balance, September 30, 2009	47,313,329	$61,393,374	$7,215,180	$(47,450,120)	$21,158,434
Shares issued during the year					
For cash					
Exercise of options	335,000	223,500	-	-	223,500
For mineral property (note 7(a)(ii))	40,483	59,915	-	-	59,915
Transfer of contributed surplus to share capital on exercise of options	-	187,107	(187,107)	-	-
Stock-based compensation for the year (note 8(g))	-	-	474,794	-	474,794
Net loss for the year	-	-	-	(3,711,359)	(3,711,359)
Balance, June 30, 2010	47,688,812	$61,863,896	$7,502,867	$(51,161,479)	$18,205,284

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
 (An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

	Three Months Ended June 30		Three Months Ended June 30	
	2010	**2009**	**2010**	**2009**
		Restated Note 3	Restated Note 6, 7(a)(i)	Restated Note 3
Operating Activities				
Net loss for the period	$ (1,255,534)	$ (1,163,310)	$ (3,711,359)	$ (3,474,228)
Items not involving cash:				
Amortization	5,566	2,826	16,124	8,565
Stock-based compensation	48,972	452,447	474,794	1,170,086
Write off of mineral properties	-		4	
Future income tax expense	-	(280)	-	(5,656)
Unrealized loss/(gain) on foreign exchange	99	44,810	(2,534)	60,970
Changes in operating assets and liabilities:				
Amounts receivable	(127,502)	(89,000)	(326,016)	(60,150)
Prepaid expenses	(180,965)	(23,010)	(247,507)	86,947
Long-term prepaid expense and deposits	14,109	-	(79,952)	-
Accounts payable and accrued liabilities	223,857	(81,503)	17,500	(95,733)
Total cash flows used in Operating Activities	(1,271,398)	(857,020)	(3,858,946)	(2,309,199)
Investing Activities				
Expenditures on property and equipment	(83,414)	-	(925,591)	(276,040)
Expenditures and advances on mineral properties	(4,047)	-	(107,307)	(822,987)
Total cash flows used in Investing Activities	(87,461)	-	(1,032,898)	(1,099,027)
Financing Activities				
Proceeds from issuance of Common shares, net of issue costs	175,500	-	223,500	36,255
Due from related parties	59,270	(4,259)	59,392	(13,028)
Cash Provided by Financing Activities	234,770	(4,259)	282,892	23,227
Foreign exchange effect on cash	(99)	(44,810)	2,534	(60,970)
Increase / (Decrease) in Cash and Cash Equivalents	(1,124,188)	(906,089)	(4,606,418)	(3,445,969)
Cash and Cash Equivalents, Beginning of Period	12,071,009	15,509,901	15,553,239	18,049,781
Cash and Cash Equivalents, End of Period	$ 10,946,821	$ 14,603,812	$ 10,946,821	$ 14,603,812

Supplemental disclosure with respect to cash flows (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

5

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

1.   **NATURE OF OPERATIONS**

Pediment Gold Corp (the "Company") is governed under the *Business Corporations Act* (British Columbia) and is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico.

On February 25, 2009, the Company changed its name from Pediment Exploration Ltd. to Pediment Gold Corp. As of March 2, 2009, the Company's shares were delisted from the TSX Venture Exchange ("TSX-V") and commenced trading on the Toronto Stock Exchange ("TSX").

The Company reported a net loss of $3,711,359 (2009 - $3,474,228) for the nine months ended June 30, 2010 and has an accumulated deficit of $51,161,479 as at June 30, 2010 (2009 - $45,929,541). As at June 30, 2010, the Company had $12,104,458 (2009 - $15,360,032) in working capital, which is sufficient working capital to fund its 2010 operating and exploration expenditures and to continue its operations through fiscal 2011. The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in preparation of the most recent annual audited consolidated financial statements except as noted below. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended September 30, 2009.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

2.   **SIGNIFICANT ACCOUNTING POLICIES (continued)**

   (b)   Future changes in accounting policies (Continued)

   (i)   International Financial Reporting Standards ("IFRS")

   In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian Generally Accepted Accounting Principles ("GAAP"). The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal year beginning on or after October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

   The Company is performing a detailed analysis of the differences between IFRS and the Company's accounting policies as well as assessing the impact of various alternatives.. The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

   The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010.

   The Company is in the preproduction stage and therefore has adopted accounting policies for preproduction companies.. In a number of cases, the Company will be adopting IFRS as an initial policy, rather than a change from existing policies to IFRS. The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

   Some of the specific areas reviewed and considered to date are:

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

2.   **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Property, Plant and Equipment: IFRS requires that the Company identify different components of its fixed assets.   As this has been the Company's practice, compliance will not result in a change.   Assets have been identified in accordance with their useful lives in order to properly amortize their cost to operations.

In accordance with normal practices within the mining industry, the estimated life of mine will affect the amortization rates in some categories, and this estimate is subject to change as the mine progresses through production, resulting in revised amortization rates from time to time.

IFRS allows the revaluation of assets at fair value.   The Company will make the election under IFRS and adopt the cost basis for determining the carrying value of equipment.

The carrying costs of the Company's mineral properties reflects only the costs of acquisition; the carrying value does not reflect the costs of exploration, drilling, evaluation, testing and independent review.   IFRS permits the capitalization of exploration costs prior to the establishment of ore reserves that would support the economic viability of a project.   When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized, which could potentially result in the understatement of the value of certain mineral properties that do reach the development stage.

Contributed Surplus: There are a number of small presentation and disclosure differences between Canadian GAAP and IFRS.   The small differences noted are not expected to have a significant difference on the Company.   However, the 'Contributed Surplus' should be described as 'Other reserves' or 'Share-based payment reserves' under IFRS.

Stock-based compensation: There are a number of differences in accounting for stock-based compensation however the differences depend on the contractual nature of the stock based compensation and are not expected to have a material impact on the Company.   No significant impact is expected.

Financial Instruments: The Company's current financial instruments are simple and require no analysis.   Should the Company enter into hedging agreements on any future production; the requirements of IFRS will be followed.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

2. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Impairment tests: Impairment tests have been applied on the carrying value of projects on a quarterly basis, as required under Canadian GAAP. Although the methodology of testing for impairment under IFRS is slightly different, no complications are expected on the transition to IFRS,

Asset Retirement Obligations: Differences include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability remeasurement and recognition of a liability when a constructive obligation exists. No material impact is anticipated.

Income Taxes: An analysis of IFRS requirements will be done when the new standards become available. With no current revenues or taxable income, and with no anticipated contentious issues regarding the tax value of assets or non-capital losses carried forward, no material impact is anticipated.

Financial Disclosure: Based on publications to date, none of the requirements to comply with reporting under IFRS presents any foreseeable difficulty.

In summary, an analysis of the requirements for making the transition to IFRS and the subsequent compliance for financial reporting purposes indicates there should not be any difficulty, due to the simplicity of the Company's current operations and the fact that IFRS will be adopted as initial policy in most cases, rather than a change from an existing policy.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

3. CHANGE IN ACCOUNTING POLICY

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported June 30, 2009 consolidated financial statements is as follows:

	As previously reported	Restatement	As restated
Mineral properties – Jun 30, 2009	14,205,063	(9,225,531)	4,716,904
Exploration expenses for the period ended Jun 30,2009	44,116	1,118,170	1,162,286
Loss for the period ended Jun 30, 2009	2,356,058	1,118,170	3,474,228
Loss per share for the period ended Jun 30, 2009	0.05	0.03	0.08
Deficit at Jun 30, 2009	36,704,010	9,225,531	45,929,541

The impact of this change on the previously reported deficits per the consolidated financial statements at September 30, 2009 and 2008 are as follows:

	As previously reported	Restatement	As restated
Deficit at Sept 30, 2008	34,347,952	8,107,361	42,455,313
Deficit at Sept 30, 2009	37,620,962	9,829,158	47,450,120

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

4.   **FINANCIAL INSTRUMENTS**

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The fair value of financial instruments is summarized as follows:

	June 30, 2010		September 30, 2009	
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-for-trading				
Cash and cash equivalents	$ 10,946,821	$ 10,946,821	$ 15,553,239	$ 15,553,239
Loans and receivables				
Amounts receivable (excluding taxes receivable)	$ 36,464	$ 36,464	$ 25,726	$ 25,726
Due from related parties	$ 44	44	$ 19,419	19,419
Financial Liabilities				
Accounts payable and accrued liabilities	$ 245,017	$ 245,017	$ 227,517	$ 227,517
Due to related parties	$ 66,397	66,397	$ 26,380	26,380

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

4.   FINANCIAL INSTRUMENTS (Continued)

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a)   Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents. Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions. The risk arises from the non-performance of counterparties of contracted financial obligations.

The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company's investment policy.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

	June 30, 2010	September 30, 2009
Held at major Canadian financial institutions:		
Cash	$ 117,317	$ 5,137,947
Cash equivalents	10,773,000	10,271,727
	10,890,317	15,409,674
Held at major Mexican financial institutions:		
Cash	56,504	143,565
Total cash and cash equivalents	$10,946,821	$15,553,239

Included in cash equivalents at June 30, 2010 are cashable guaranteed investment certificates earning interest between 0.6% and 0.7% (2009 - 2.00% and 3.25%) and maturing at various dates between September 8, 2010 and December 10, 2010 (2009 – September 8, 2009 and December 10, 2009).

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

4.   **FINANCIAL INSTRUMENTS** (Continued)

(b)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company believes it has sufficient cash and cash equivalents at June 30, 2010 in the amount of $10,946,821 (2009 - $14,603,812) in order to fund its operating and exploration expenditures and to continue its operations through fiscal 2011.   At June 30, 2010, the Company had accounts payable and accrued liabilities of $245,017 (2009 - $161,208) and amounts due to related parties of $66,397 (2009 - $nil), which will become due for payment within three months.

(c)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)   Interest rate risk

Interest rate risk consists of two components:

(a)   To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)   To the extent that changes in prevailing market rates differ from the interest rate for the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2010 and 2009. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

4.   FINANCIAL INSTRUMENTS (Continued)

(c)   Market risk (continued)

(ii)   Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at June 30, 2010 and 2009, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

| | Reasonably Possible Changes | |
	2010	2009
CDN $: MXN peso exchange rate variance	+9%	+11%
Net loss and comprehensive loss	$ 130,929	$ 95,416
CDN $: MXN peso exchange rate variance	-9%	-11%
Net loss and comprehensive loss	$ (156,827)	$ (134,369)

(iii)   Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

5.   CAPITAL MANAGEMENT

The Company's primary objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Capital requirements are driven by the Company's exploration activities on its mineral properties. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company's approach to capital management during the year.

6.   PROPERTY AND EQUIPMENT

	2010			2009		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 51,797	$ 28,573	$ 23,224	$ 32,005	$ 21,811	$ 10,194
Office furniture	59,713	10,652	49,061	28,370	9,508	18,862
Vehicles	92,008	7,219	84,789	18,748	3,195	15,553
Mining equipment	57,330	-	57,330	57,330	-	57,330
Leaseholds	41,945	4,194	37,751			
Land	787,124	-	787,124	205,298	-	205,298
Water Rights	177,425	-	177,425	-	-	-
	$ 1,267,342	$ 50,638	$ 1,216,704	$ 341,751	$ 34,514	$ 307,237

At June 30, 2010, the Company's mining equipment is under development; therefore, it will be amortized once it is ready for use.

As at December 31, 2009, property and equipment was retroactively restated by $177,425 to capitalize the acquisition costs of the water rights, which were previously expensed.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

7.   MINERAL PROPERTIES

	June 30 2010	September 30 2009
San Antonio	$ 2,529,862	$ 2,529,862
La Colorada	2,354,260	2,187,038
Others	-	4
	$ 4,884,122	**$ 4,716,904**

(a)   The Company's mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)   San Antonio Project

The San Antonio project is located in the state of Baja California Sur, Mexico.

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, which owned the 6 original concessions that made up the San Antonio project.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 .

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The four concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty ("NSR").

Pursuant to the terms of the Company's purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be on a single property, the Company would be required to issue 2,500,000 common shares. On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 8(c)(iv).

On December 13, 2009, the Company entered into a promissory agreement with the Ejido San Antonio to purchase outright the surface rights for the Planes and Colinas mineral targets. Pursuant to the promissory agreement, the Company has acquired 260 hectares for total consideration of 6,500,000 pesos ($581,826 – paid), which has been allocated entirely to land. The Company is currently arranging for the transfer of legal title to the land.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

7.   **MINERAL PROPERTIES** (Continued)

(a)   (Continued)

(i)   San Antonio Project (continued)

On December 13, 2009, the Company entered into a rental agreement, called a "temporary occupation agreement", securing long-term surface and access rights for the on-going exploration and operation of the San Antonio project. The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company's concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the agreement stipulating an advance payment of 1,800,000 pesos ($146,070 paid) for the first three years of the agreement.

As at December 31, 2009, prepaid expenses were retroactively restated to include $142,624 relating to the advanced payments pursuant to the temporary occupation agreement, which had been previously expensed.

As at June 30, 2010, the advance payment on the temporary occupation agreement is reported as follows:

Short-term prepaid expenses and deposits	$ 56,537
Long-term prepaid expenses and deposits	79,952
	$ 136,389

(ii)   La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in the state of Sonora, Mexico.   The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

7.   MINERAL PROPERTIES (Continued)

(a)   (Continued)

(ii)   La Colorada Project (continued)

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined. The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pursuant to the option to purchase agreement, the Company was granted the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009. The Company did not exercise this option by October 16, 2009.

On February 12, 2008, the Company entered into an option agreement to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

7. MINERAL PROPERTIES (Continued)

(b) (Continued)

(ii) La Colorada Project (continued)

On May 12, 2009, the Company amended the terms of the option agreement, dated February 12, 2008 which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:
US$100,000 – February 8, 2008 ($102,491 paid)
US$100,000 – March 23, 2009 ($121,131 paid)
US$100,000 – March 3, 2010 ($103,260 paid)
US$100,000 – March 3, 2011

Common Shares:
Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at $65,745 CND (note 8(c)(iii))
Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010 (Issued 40,483 common shares valued at $59,915 CDN (note 8(c)(i))
Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advance payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit and adjacent ground.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

On May 5, 2010, the Company acquired the Red Norte 1 concession for $4,047 (paid).

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

8.   **SHARE CAPITAL**

(a)   Authorized - Unlimited number of common shares without par value

(b)   Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at June 30, 2010, there are no common shares held in escrow (2009 – nil).

(c)   Private placements and shares issued for property

(i)   On March 3, 2010 40,483 common shares were issued for the acquisition of mineral concessions (note 7(a)(ii)). The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $59,915.

(ii)   On September 30, 2009, the Company completed a non-brokered private placement and issued 3,223,000 units at a price of $0.75 per unit, for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.90 per share on or before March 30, 2011. As part of the finder's fee arrangement, $145,035 was paid in cash and 257,840 finder's warrants were issued with a fair value of $117,194, each exercisable to acquire one unit having the same terms as units issued to investors at a price of $0.83 per unit until March 30, 2011. Other cash share issuance costs of $7,947 were incurred by the Company through the private placement.

(iii)   During the year ended September 30, 2009, 75,760 common shares were issued for the acquisition of mineral concessions (note 7(a)(ii)). The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

8. **SHARE CAPITAL** (Continued)

    (c)   Private placements and shares issued for property (Continued)

        (iv)   During the year ended September 30, 2009, 2,500,000 common shares were issued for the acquisition of the San Antonio Project (note 7(a)(i)). The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

    (d)   Stock options

        Pursuant to the policies of the TSX, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of ten years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan carry vesting terms determined at the discretion of the board of directors.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

8.   SHARE CAPITAL (Continued)

(d)   Stock options (Continued)

A summary of the status of the Company's outstanding and exercisable stock options at June 30, 2010 and 2009 and changes during the years then ended is as follows:

	Outstanding	Exercisable		Weighted Average Exercise Price
Balance, September 30, 2008	3,642,500	3,392,500	$	1.61
Exercised	(62,500)	(62,500)	$	0.58
Vested in year	-	250,000	$	1.88
Cancelled / Forfeited	(1,897,500)	(1,897,500)	$	1.90
Expired	(80,000)	(80,000)	$	0.85
Granted	2,240,000	2,015,000	$	0.71
Balance, June 30, 2009	3,842,500	3,617,500	$	0.98
Balance, September 30, 2009	3,772,500	3,547,500	$	0.98
Exercised	(335,000)	(335,000)	$	0.60
Vested in year	-	50,000	$	1.08
Cancelled / Forfeited	-	-	$	-
Expired	(80,000)	(80,000)	$	0.84
Granted	600,000	600,000	$	1.40
Balance, June 30, 2010	3,957,500	3,782,500	$	1.08

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

8.   SHARE CAPITAL (Continued)

(d)   Stock options (Continued)

The following summarizes information about options outstanding at June 30, 2010 and 2009:

Expiry Date	Exercise Price	June 30 2010	June 30 2009
April 4, 2009	$0.85	-	-
February 12, 2010	$0.60	-	50,000
July 21, 2010**	$0.50	25,000	25,000
July 21, 2010*	$0.63	290,000	290,000
April 25, 2011	$0.80	415,000	415,000
August 2, 2011	$0.55	205,000	205,000
February 12, 2012	$0.60	50,000	50,000
March 23, 2012	$0.73	37,500	37,500
April 27, 2012	$0.78	50,000	50,000
June 17, 2013	$1.60	1,100,000	1,100,000
December 12, 2013	$0.60	370,000	650,000
May 4, 2011	$0.90	200,000	200,000
May 4, 2012	$0.90	25,000	100,000
May 11, 2010	$0.84	-	80,000
May 11, 2014	$0.84	590,000	590,000
December 9, 2010	$1.37	200,000	-
December 9, 2014	$1.37	100,000	-
February 12, 2015	$1.47	150,000	-
March 18, 2015	$1.40	150,000	-
		3,957,500	3,842,500

* On July 13, 2010, 290,000 stock options with an exercise price of $0.63 were exercised for total proceeds to the Company of $182,700.

** On July 21, 2010, 25,000 stock options with an exercise price of $0.50 expired unexercised.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

8.   SHARE CAPITAL (Continued)

(e)   Warrants

At June 30, 2010, the Company has outstanding warrants to purchase an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at June 30, 2010
$ 0.90	March 30, 2011	1,611,500	-	-	-	1,611,500
		1,611,500	-	-	-	1,611,500

At June 30, 2009, the Company has outstanding warrants to purchase an aggregate 3,237,115 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at June 30, 2009
$ 1.05	November 2, 2008	232,000	-	-	(232,000)	-
$ 2.00	February 21, 2009	1,798,059	-	-	(1,798,059)	-
$ 2.05	February 21, 2009	131,174	-	-	(131,174)	-
$ 3.75	June 3, 2009	2,975,150	-	-	(2,975,150)	-
$ 3.80	June 3, 2009	261,965	-	-	(261,965)	-
		5,398,348	-	-	(5,398,348)	-

(f)   Finder's warrants

At June 30, 2010, the Company has outstanding finder's warrants as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at June 30, 2010
$ 0.83	March 30, 2011	257,840	-	-	-	257,840

The 257,840 finder's warrants are exercisable at $0.83 per warrant until March 30, 2011 for regular units where each regular unit consists of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for one common share at a price of $0.90 each for a period of 18 months.

At June 30, 2009, the Company had no finder's warrants outstanding.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

8.   SHARE CAPITAL (Continued)

(g)   Stock-based compensation

The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2010		2009
Salaries – employees/directors	$ 356,144	$	941,356
Consultants	71,852		228,730
Investor relations	46,798		-
	$ 474,794	$	1,170,086

During the nine months ended June 30, 2009, $27,971 in stock-based compensation was included in exploration expenses (schedule 2) and the balance of $1,142,115 is shown as stock-based compensation within the consolidated statement of operations.

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2010	2009
Risk-free interest rate	1.96%	1.56%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	86.5%	100.76%
Expected option life in years	3.67	3.20
Fair value at grant date	$0.80	$0.61

Expected volatilities are based on the Company's trading history except where there is insufficient trading history and volatilities are based on industry comparables. When applicable, the Company uses historical data to estimate option exercise, employee termination and forfeiture within the valuation model. For non-employees, the expected term of the options approximate the full term of the option.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

8. **SHARE CAPITAL** (Continued)

(g)   Shares reserved for issuance at June 30, 2010 and 2009 are as follows:

	2010	2009
Outstanding at June 30	47,688,812	44,020,329
Stock options (note 8(d))	3,957,500	3,842,500
Warrants (note 8(e))	1,611,500	-
Finder's warrants (note 8(f))	386,760	-
Fully diluted at June 30	53,644,572	47,862,829

9.   **RELATED PARTY TRANSACTIONS**

(a)   The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

   (i)   As at June 30, 2010, $44 (2009 - $16,344) is due from a company with common directors for its share of rent and improvements for shared office space.

   (ii)   As at June 30, 2010, $66,397 (2009 - nil) is due to directors/officers of the Company for director and consulting fees.

(b)   As at June 30, 2010, $32,500 (2009 - $21,000) of prepaid expenses relates to a one month advance on consulting fees paid to a company with a common director.

(c)   Included in consulting fees is $356,218 (2009 - $317,427) of which $180,000 (2009 - $180,000) was charged by a company owned by a director and $176,218 (2009 - $137,427) by directors for consulting services.

(d)   Included in consulting fees is $69,995 (2009 – $62,000) paid to directors for directors' fees.

(e)   Rent of $20,700 (2009 - $20,700) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009
Non-cash transactions for the quarter ended June 30		
Shares issued for acquisition of subsidiary	$ -	$ 1,175,000
Shares issued for mineral properties	$ 59,915	$ 65,745
Other supplemental cash flow information		
Cash paid during the year for		
Interest expense	$ -	$ -
Income tax expense	$ -	$ -

11. SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico. All current exploration activities are conducted in Mexico. The capital assets (including mineral properties) and total assets identifiable with these geographic areas at June 30 are as follows:

	2010	2009
Capital assets (including mineral properties)		
Canada	$ 91,438	$ 9,650
Mexico	6,009,388	5,014,256
	$ 6,100,826	$ 5,023,906
Total assets		
Canada	$ 11,117,506	$ 14,541,103
Mexico	7,399,192	6,004,043
	$ 18,516,698	$ 20,545,146

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

12.   COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2010	$	26,529
2011		106,116
2012		106,116
2013		106,116
2014		106,116
2015		35,372
	$	486,365

13.   SUBSEQUENT EVENTS

On July 13, 2010, 290,000 stock options with an exercise price of $0.63 were exercised for total proceeds to the Company of $182,700.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 1 - Mineral Properties
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

As at June 30, 2010								
		San Antonio Project		La Colorada Project		Other Projects		Total
Acquisition costs – September 30, 2009	$	2,529,862	$	2,187,038	$	4	$	4,716,904
Acquisition during period		-		167,222		(4)		167,218
Balance, June 30, 2010	$	2,529,862	$	2,354,260	$	-	$	4,884,122

Restated – Note 2(a)

As at June 30, 2009								
		San Antonio Project		La Colorada Project		Other Projects		Total
Acquisition costs – September 30, 2008	$	1,354,862	$	1,297,697	$	4	$	2,652,563
Acquisition during period		1,175,000		889,341		-		2,064,341
Balance, June 30, 2009	$	2,529,862	$	2,187,038	$	4	$	4,716,904

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Schedule 2 – Exploration Costs
(Canadian Dollars)
For the nine months ended June 30, 2010, 2009

Exploration Expenses

		As at June 30, 2010			
	San Antonio Project	La Colorada Project	Other		Total
Geological services	$ 326,746	$ 262,471	$ -	$	589,217
Geophysical	82,186	-	-		82,186
Tax on surface rights	44,730	54,914	76,058		175,702
Drilling, sampling and testing	190,444	255,959	-		446,403
Reports/Studies	241,622	-	-		241,622
Miscellaneous	137,862	24,590	-		162,452
	$ 1,023,590	$ 597,934	$ 76,058	$	1,697,582

Restated – Note 2(a)

		As at June 30, 2009			
	San Antonio Project	La Colorada Project	Other		Total
Geological services	$ 359,834	$ 208,347	$ -	$	568,181
Tax on surface	32,450	47,650	55,435		135,535
Drilling, sampling and testing	73,857	148,915	-		222,772
Stock-based compensation Note 8(g))	13,985	13,986	-		27,971
Miscellaneous	124,471	83,356	-		207,827
	$ 604,579	$ 502,254	$ 55,435	$	1,162,286

Exhibit 99.2

PEDIMENT GOLD CORP.

(Formerly Pediment Exploration Ltd.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

**FOR THE NINE MONTHS ENDED
JUNE 30, 2010**

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

EXECUTIVE SUMMARY

Pediment Gold Corp (the "Company") is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately working towards commercial production of gold and silver in Mexico. While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

As at June 30, 2010, the Company had consolidated working capital of $12,104,458. The Company has allocated $10 million to cover its operating expenses and to continue work on its San Antonio and La Colorada projects through fiscal 2011. The Company has sufficient working capital to fund its 2010 operating and exploration expenditures.

The San Antonio project is located in Baja California Sur, Mexico, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz. The 100%-owned project consists of 15 concessions and covers 114,480 acres and about nine miles of favorable geological trend. A recently performed resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred category. The Company has assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights acquisitions relating to its San Antonio project.

The La Colorada project is located on a main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, which is the capital and main supply point of the State of Sonora State in north western Mexico. The 100%-owned gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The Company conducted a work program in the summer of 2009 to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 metres and results are expected in early fiscal 2010. Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

As at August 10, 2010, the Company had the following common shares, stock options and warrants outstanding:

Common shares	47,998,812
Stock options (vested and unvested)	3,622,500
Warrants	1,611,500
Finder's warrants	386,760
Fully Diluted shares outstanding	53,619,572

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

1.0   INTRODUCTION

This Management's Discussion and Analysis ("MD&A") includes information from, and should be read in conjunction with, the annual audited consolidated financial statements of Pediment Gold Corp ("the Company" or "Pediment") for the nine months ended June 30, 2010, 2009. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. This MD&A was prepared with information available as of August 10, 2010. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0   FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always. Identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "designed", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", and similar expressions. These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct. The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0   DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico. While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development. The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities or from the receipt of proceeds from disposition or a joint venture on its mineral property interests. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors for advancing the Company's projects to production are dependent on outside factors; such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico. Additional risk factors that may affect the financial statements and the risk factors related to mineral exploration and development are set out in the Company's Annual Report as filed via SEDAR on December 23, 2009, available at www.sedar.com and under the heading "Risks and Uncertainties" listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

4.0   OVERALL PERFORMANCE

During the nine months ended June 30, 2010, the Company expended a total of $1,697,582 in exploration expenses relating to its mineral properties. The total exploration expenses included $1,023,590 in expenditures on its San Antonio project and $597,934 on its La Colorada project, with the remaining $76,058 being expended on the annual tax payments relating to the Company's other concessions.

During the nine months ended June 30, 2010, the Company purchased 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of $6,500,000 Pesos (CDN$581,826 - paid), which amount has been allocated to land.

Stock-based compensation expense, a non-cash item, was $474,794 during the nine months ended June 30, 2010.

5.0   PROJECT UPDATES

San Antonio Project

<u>NI 43-101 Compliant Technical Report and Resource Update, San Antonio Gold Project, November 29, 2009</u>

The company has released a NI 43-101 compliant Technical Report and Resource Update for the San Antonio Gold Project dated November 29, 2009. This report updates project activities since the previous NI 43-101 compliant Technical Report and Mineral Resource Estimate dated June 30, 2008. Primarily, the two items of the report that have changes are the Mineral Resource Estimate and Metallurgical Testing, and they are summarized below.

<u>2009 Mineral Resource Estimate for Los Planes – Las Colinas</u>

Subsequent to the 2008 NI 43-101 compliant technical report being completed for the San Antonio project, the Company completed an additional 16,699 metres of drilling. On August 25, 2009, the Company issued a news release announcing that an update to Chapter 17 of the original technical report had been conducted by independent consultant Gary Giroux of Giroux Consultants Ltd.

An updated resource estimate was recently performed by Giroux Consultants Ltd. of Vancouver BC, to incorporate infill drill holes not included in the first estimate, conducted by Derry Michener Booth and Wahl Consultants Ltd. in 2008 (previously announced July 15, 2008). This new estimate was based on 242 holes totaling 42,891 m and comprising 26,613 gold assays using Ordinary Kriging over a range of gold cut off values.

As seen in the table below, the new resource estimate for San Antonio comprises a global total of 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces gold in the Inferred category. The resource summarized below is based on a 0.4 g/t cut off. A 0.4g/t cut off was chosen as a possible open pit economic cutoff. It must be stressed that at this time no economic evaluations have been completed and the true economic cutoff is unknown.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

San Antonio - Summary of Resources (2009) at 0.4 grams per tonne cutoff

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au	
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

Surface and Access Rights

As reported December 1, 2009 the company has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of $200,000 Pesos (CDN$16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within the Pediment concession holdings which total approximately 8,100 hectares. The minimum annual payment under the terms of the agreement is 600,000 Pesos, or approximately CDN$47,000, plus annual inflation escalations. An advanced payment of 1,800,000 pesos ($146,070 paid) that covers the first three years of the agreement was required and has been included in prepaid expenses.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of $6,500,000 Pesos (CDN$581,826 - paid). The parties also signed a separate agreement to transfer rights to certain waste rock or 'dump' material within the Company's concession areas to the Ejido San Antonio.

The company is also working to acquire additional surface and access rights secondary to the San Antonio project.

Metallurgical Testing

In 2008 bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

In April 2009, the Company reported results from column leach testing of oxidized material from the Los Planes discovery within the San Antonio gold project. The column leach tests were performed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories. Results of recently completed studies are presented below.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

Metcon 2009 Column Leach Test Results on Los Planes Material

Sample	Type	Crush Size	Head Grade		Extraction		Consumption	
-	-	-	Au g/t	Ag g/t	Au %	Ag %	NaCN Kg/t	CaO Kg/t
CL-01	oxide	3/8	0.88	0.29	**80.65**	64.13	0.06	1.80
CL-02	oxide	1 ½	0.96	0.18	**75.15**	61.39	0.06	1.58
CL-03	mixed	3/8	0.85	0.11	**71.87**	35.59	0.33	1.84
CL-04	sulphide	3/8	2.73	0.99	**47.10**	26.21	0.45	0.92

As seen in the table, strong gold recoveries were achieved for Oxide and Mixed material, at 81% and 72% respectively, which supports the use heap leaching for these ore types. The results for Sulphide material were significantly lower, at 47%, which indicates that alternative processing methods, such as flotation or Carbon In Pulp leaching may be more suitable for this ore type. Additional work will be conducted to further characterize the mineralization at San Antonio and determine the most cost effective methods of gold extraction for the various ore types.

Current Work and Future Exploration

The company has engaged AMEC E&C Services Inc. ("AMEC"), a respected engineering group, to conduct a Preliminary Assessment ("PA"), also known as a Scoping Study, of its 100%-owned San Antonio gold project in Baja California Sur, Mexico. AMEC's study will independently evaluate different development possibilities and assess the anticipated economic viability of the project. The results will be released in a NI 43-101 compliant report that is expected to be completed by the end of the third quarter of 2010. The report will also contain AMEC's recommendations for continued development of the San Antonio gold project.

Additionally, the Company has engaged Schlumberger Water Services - Mexico/Central America (Schlumberger) to conduct a Phase-I, water resource delineation and characterization of the San Antonio Project. Schlumberger is a technical division of the reservoir management segment of Schlumberger Limited, operating in Mexico under the entity of Dowell Schlumberger de Mexico SA de CV. Schlumberger's long-term objectives for this work are evaluating and recommending means of developing water resources for the project, developing and implementing a water-quality monitoring program, and developing and implementing groundwater control measures.

The Company has also commenced a +40,000-metre drill program to continue exploration and definition in its numerous exploration targets. These include the current resource zones of Los Planes, Colinas and Intermediate, as well as new exploration targets such as the northeast-southwest El Triunfo gold-silver-lead-zinc trend which is located within the concessions recently acquired from the Mexican Geological Survey. Surface exploration work has commenced in the Triunfo zone with reconnaissance geological work and rock-chip sampling of mineralized zones. The drill program also includes PQ-diameter core drilling to obtain sample for further metallurgical testing and HQ oriented-core drilling for geotechnical studies in the main resource areas.

The Company has assembled an experienced pre-development mining team to complete relevant, engineering, permitting, surface rights and water rights acquisitions that are all in progress.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

La Colorada Project

2009 Resource Estimate for the El Crestón, La Colorada and Gran Central zones.

On December 18, 2009 The Company released its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project. The resource estimate has been generated for the Company by Mr. Gary Giroux and is presented in a NI 43-101 compliant technical report entitled "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico", dated November 30, 2009 prepared for the Company by independent consultants R.H. McMillan Ph.D., P.Geo., J.M. Dawson M.Sc., P. Eng. and Gary H. Giroux, M.A.Sc., P. Eng. (the "La Colorada Report") This initial estimate does not include the recently-drilled Mina Verde nor La Veta Madre targets, broken rock possible resources (waste and leach piles), or recent results of drill testing by the Company that were unavailable at the time of compilation for the estimation. This estimate is for bulk tonnage resources only and does not address deeper vein-type resource potential.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Resource estimates were made for the El Creston and La Colorada-Gran Central deposits by G. H. Giroux of Giroux Consultants Ltd. In both cases geologic solids were created by Pediment geologists to constrain the estimation process. Drill holes were compared to the solids and assays were tagged if inside or outside the solid. Gold and Silver grade distributions for both mineralized and waste assays were examined and capping levels picked to handle outliers. Composites 5 m in length were created to honour the solid boundaries and used to model the grade continuity using variography. Blocks 5 x 5 x 5 m in dimension were estimated by ordinary kriging in a series of passes with expanding search ellipses. Bulk density in each deposit was established from measured specific gravities. Estimated blocks were classified using grade continuity. The results for a 0.3 g/t Au cutoff, a reasonable cutoff for open pit extraction, are tabulated below.

Class	Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal	
			Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000
Indicated	0.30	15,690,000	0.963	7.65	485,000	3,860,000
M + I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

The combined Measured + Indicated resource in this initial estimate for the La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

These estimates are based on 982 historic drill holes (both reverse circulation and core holes) plus 20 reverse circulation and 3 core holes generated by the Company. In the La Colorada mineralized zone a total of 11 samples were capped at 37 g/t gold and a total of 19 samples were capped at 178 g/t silver; while in the Gran Central mineralized zone a total of 14 samples were capped at 40 g/t gold and a total of 11 samples were capped at 267 g/t silver. At El Creston all mineralized rock was assumed to be oxidized and a bulk density of 2.47 was used. At La Colorada-Gran Central, bulk densities were based on 56 samples submitted by the Company that had been segregated into four categories (oxide, mixed oxide, sulphide and waste). Since proper oxide-sulphide boundaries have not yet been established the average specific gravity of 2.62 for the three mineralized categories was used for the mineralized portions of blocks, while the average 2.73 from the waste samples was used for the waste portions of blocks.

The authors of the La Colorada Report believe that there is excellent exploration potential on the large land position that Pediment has assembled surrounding the main La Colorada mining area. The authors have recommended that exploration/development programs continue on the property. Initially, the work should have two foci: one on detailed work on the areas with past mining activity and the second on regional evaluation of the 20 by 14 km. property. In addition, expenditure is required for:

1. Engineering and pre-feasibility - specifically preliminary mining scenarios such as open pit versus underground,
2. Metallurgical studies, coupled with documentation of the distribution of oxidized and unoxidized ore,
3. Environmental impact studies, including sociological and community relationships,
4. Permitting,
5. Adjacent Property Evaluation and Acquisition
6. Geostatistical analysis and mineral resource calculation. This work should include:
7. For both El Creston and La Colorada-Gran Central, the oxide/mixed and mixed/sulphide surfaces should be modelled to allow for coding of each block in the model and to apply the appropriate bulk density value.
8. Representative specific gravity measurements should be taken from samples representing each of the oxidation states and waste material in each deposit.
9. The blast hole samples from La Colorada-Gran Central open pits should be located and brought into the data base for future estimations.

Report on recent exploration activities on La Colorada

During the nine months ended June 30, 2010, Pediment continued exploration at La Colorada during 2009 with further bench sampling and also RC- and diamond drilling. The objective of this program was to evaluate areas of near surface gold mineralization for its open-pit, heap-leach potential, as well as explore extensions of vein-type, higher grade gold mineralization. A total of 9,489.0 metres were drilled during 2009, of which 1,520.0 metres were diamond and 7,970.0 metres were RC. Highlight results for the La Colorada drill program are shown below (As reported on news release dated November 17, 2009):

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

Table of selected 2009 drill results for the Veta Madre gold zone. No well-defined dip has been measured for the Veta Madre zone, having an irregular shape to depth with a east-northeast strike. Intervals reported cannot be considered true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R66	0.00	25.91	25.91	0.81	3.55
R69	3.05	28.96	25.91	0.59	2.15
R90	4.57	60.96	56.39	0.53	4.53
R91	0.00	25.91	25.91	1.08	2.94
R92	12.19	36.58	24.39	1.83	12.44
R94	0.00	39.62	39.62	1.11	2.68
R95	0.00	28.96	28.96	1.07	2.38
R96	32.00	41.15	9.14	1.12	2.93
R97	13.72	42.67	28.95	0.89	4.82

Table of results for the La Verde zone. La Verde has a east-northeast strike with a roughly -50 degree dip to the north. Widths are approximately true width for drill holes oriented to azimuth 160 and having a dip of -50 to the south (see website for full drill hole collar table).

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R57	21.34	25.91	4.57	36.33	83.97
Including	21.34	22.86	1.52	93.05	82.00
Including	22.86	24.38	1.52	13.99	21.90
Including	24.38	25.91	1.52	1.95	148.00
R58	19.81	27.43	7.62	1.60	20.48
Including	22.86	24.38	1.52	3.03	29.50
R103	9.14	15.24	6.10	2.98	29.70
Including	10.67	13.72	3.05	5.21	49.60
R104	0.00	12.19	12.19	1.54	9.54
R105	3.05	13.72	10.67	0.75	6.90

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

Table of results for the Gran Central vein zone. The vein zone has a dip of approximately -60 degrees to the north. The intercepts of drill holes dipping -45 to -50 degrees to the south will be near true width.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
DH-01	176.00	198.00	22.00	1.93	77.56
DH-05	69.5	70.5	1	7.220	6.6
And	96.6	100.6	4	1.380	40.5
including	98.6	99.6	1	4.298	135.0
And	165.2	207	41.8	1.025	5.3
including	170.2	171.2	1	4.362	2.7
including	175.2	177.2	2	4.344	5.3
including	188	189	1	3.978	3.6
And	210	221	11	0.800	3.8
And	225	231.5	6.5	0.582	5.0
And	245.6	247.6	2	2.586	3.5
R76	22.86	30.48	7.62	0.40	3.10
And	91.44	105.16	13.72	1.25	17.82
including	92.96	94.49	1.52	5.67	97.00
And	141.73	144.78	3.05	0.98	41.00
And	155.45	158.50	3.05	1.22	3.40

The El Crestón zone has a vertical-dipping south vein and other veins to the north dipping approximately -45 degrees to the south. Widths reported are not true widths. Please visit Pediment's website for a full drill hole collar table.

R115	10.67	18.29	7.62	4.86	16.78
including	13.72	15.24	1.52	22.56	44.00
And	65.53	74.67	9.14	1.37	9.78
including	67.05	68.58	1.52	4.79	19.70
And	91.44	100.58	9.14	1.01	7.18
And	160.02	163.07	3.05	1.68	7.35
R116	32.00	48.77	16.76	0.48	7.72
And	54.86	57.91	3.05	3.42	6.00
And	57.91	59.44	1.52	106.18	28.80
And	59.44	68.58	9.14	0.44	7.53

The La Colorada vein has a dip of between -45 and -50 degrees to the north-northeast. The intercepts for drill holes dipping -45 or -50 to the south will be near true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R71	103.63	115.82	12.19	0.85	0.86
And	137.16	143.26	6.10	4.94	15.85
including	137.16	138.68	1.52	3.34	14.30
including	138.68	140.21	1.52	4.93	13.90
including	140.21	141.73	1.52	8.42	23.60
including	141.73	143.26	1.52	3.07	11.60
R72	60.96	71.63	10.67	1.44	37.02
including	64.01	65.53	1.52	5.25	97.00

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

Data Review and Potential for La Colorada

During the past twelve months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with definitions described under NI 43-101. No "Qualified Person" as defined by NI43-101 has done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.
La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces
Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces
Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining. The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

Intermediate Zone Resource 124,500 tons of 16.14 g per ton for 64,612 oz.
La Colorada Mined 187,425 tons of 8.11 g per ton for 48,875 oz.
La Colorada Un-mined 217,399 tons of 11.75 g per ton for 82,136 oz.
Gran Central Mined 497,390 tons of 6.30 g per ton for 100,757 oz.
Gran Central Un-mined 289,024 tons of 11.10 g per ton for 103,156 oz.

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

6.0   RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash inflows with the exception of investment and other income.

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures from deferring exploration costs directly related to investigations of mineral properties to expensing such costs until such time as their development potential is evidenced by a positive economic analysis of the project. The change is being made to facilitate consistent accounting policies amongst all of the companies in the consolidation group as the accounting policy for mineral properties in the foreign jurisdiction that the Company operates requires that exploration costs be expensed.

The Company's accounting policy as it relates to its acquisition of its mineral properties is to capitalize all costs of acquiring natural resource properties until the properties to which they relate are placed into production, sold or abandoned or impaired.

The Company currently does not have an operating or producing mineral property.   The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company's operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Three months ended June 30, 2010, compared to three months ended June 30, 2009

The Company recorded a net loss and comprehensive loss of $1,255,534 for the three months ended June 30, 2010 ($0.03 loss per share) compared to a net loss and comprehensive loss of $1,163,310 ($0.03 loss per share) for the three months ended June 30, 2009, an increase in net loss and comprehensive loss of $92,224, as explained in the following paragraphs.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

Salaries expense and consulting fees were $302,317 in the three months ended June 30, 2010 compared to $273,154 in the same period in 2009, an increase of $29,163. The increase of $29,163 in 2010 when compared to 2009 is due to an increase in the number of employees and consultants engaged in the Company's operations in Mexico when compared to the same period 2009.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest. This expense was $48,972 in the three months ended June 30, 2010 compared to $424,476, in the same period in 2009, a decrease of $375,504. Less options vested during the three months ended June 30, 2010 when compared to the three months ended June 30, 2009.

Travel expense was $59,439 during the three months ended June 30, 2010 compared to $53,217 in the three months ended June 30, 2009, a decrease of $6,222. The increase is due to an increase in travel between the Company's head office in Vancouver and its operations in Mexico.

Investor relations expense was $64,820 during the three months ended June 30, 2010 compared to $89,465 during the three months ended June 30, 2009, an decrease of $24,645. The decrease is due to the Company's reduced promotional activities when compared to the same period in 2009.

Transfer agent and filing fees was $2,529 in the three months ended June 30, 2010 compared to $23,248 in the three months ended June 30, 2009, a decrease of $20,719. In 2009, the Company incurred increased listing fees as a result of becoming listed on the TSX as of March 2, 2009.

Legal and audit fees were $2,657 during the three months ended June 30, 2010 compared to $27,366 during the three months ended June 30, 2009, a decrease of $24,709. During the three months ended June 30, 2009, the Company engaged additional legal services to advise on corporate legal matters, resulting in a decrease of $24,709 when compared to the current three month period ending June 30, 2010.

due a reduction in services provided by legal counsel in both Canada and Mexico during 2010 compared to 2009.

Investment and other income was $17,012 during the three months ended June 30, 2010 compared to $83,503 in the three months ended June 30, 2009, an decrease of $66,491. In December 2009, GIC's that were earning in excess of 2% matured and were replaced by GIC's earning approximately 0.6%. As a result, the Company earned $66,491 less in interest income in the three months ended June 30, 2010 than it did during the same period 2009.

During the three months ended June 30, 2010 the Company expended $722,944 on exploration expenses compared to $314,985 during the three months ended June 30, 2009, an increase of $408,086. The increase in exploration expenses are due to the directors approving an increased exploration budget during the three months ended June 30, 2010 when compared to the same period 2009. An increase in exploration expense is expected to continue as a result of the recently approved exploration budget.

During the three months ended June 30, 2010 the Company recorded a $26,869 foreign exchange gain compared to a $75,819 foreign exchange gain during the three months ended June 30, 2009, an decrease of $48,950. The Company's two geographical business segments are Canada and Mexico with the Company's operations in Mexico accounting for $7,399,192 of its $11,117,506 in total assets.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

The changes in foreign exchange gains/(losses) is a result of the fluctuations in exchange rates between the Canadian dollar and Mexican peso during the three months ended June 30, 2010 when compared to the same period in 2009. During the three months ended June 30, 2010, the average exchange rate was 12.22 with a high of 12.06 and a low of 12.35, compared to an average exchange rate of 11.42, a high of 10.62 and a low of 12.29 when compared to the same period in 2009. During the three months ended June 30, 2010 exchange rates were relatively stable in comparison to the higher volatility in exchange rates that were experienced during the three months ended June 30, 2009.

Nine months ended June 30, 2010, compared to nine months ended June 30, 2009

The Company recorded a net loss and comprehensive loss of $3,711,359 for the nine months ended June 30, 2010 ($0.08 loss per share) compared to a net loss and comprehensive loss of $3,474,228 ($0.08 loss per share) in the year ended June 30, 2009, an increase in net loss and comprehensive loss of $237,131, as explained in the following paragraphs.

Salaries expense and consulting fees were $922,798 in the nine months ended June 30, 2010 compared to $1,013,931 in the same period in 2009, a decrease of $91,133. The decrease reflects the difference in the number of consultants retained for non mineral property related services during the first two quarters of fiscal 2010 when compared to the first two quarters of fiscal 2009, which was a result of the Company's attempt to reduce expenses due to market conditions. In the third quarter 2010, the directors approved a significant exploration budget that could result in increased salary and consulting fees in future periods.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest. This expense was $474,794 in the nine months ended June, 2010 compared to $1,142,115, in the same period in 2009, a decrease of $667,321. Less options vested during the nine months ended June 30, 2010 when compared to the nine months ended June 30, 2009.

Transfer agent and filing fees was $48,541 in the nine months ended June 30, 2010 compared to $127,624 in the nine months ended June 30, 2009, a decrease of $79,083. In 2009, the Company incurred increased listing fees as a result of becoming listed on the TSX as of March 2, 2009.

Legal and audit fees were $70,584 during the nine months ended June 30, 2010 compared to $84,103 during the nine months ended June 30, 2009, a decrease of $13,519. During the nine months ended June 30, 2009, the Company engaged additional legal services to advise on corporate legal matters, resulting in a decrease of $13,519 when compared to the current nine month period ending June 30, 2010.

Investment and other income was $105,058 during the nine months ended June 30, 2010 compared to $275,825 in the nine months ended June 30, 2009, an decrease of $170,767. In December 2009, GIC's that were earning in excess of 2% matured and were replaced by GIC's earning approximately 0.6%.   As a result, the Company earned $170,767 less in interest income in the nine months ended June 30, 2010 when compared to the same period 2009.

During the nine months ended June 30, 2010 the Company expended $1,697,582 on exploration expenses compared to $1,162,286 during the nine months ended June 30, 2009, an increase of $535,296. The increase is due to the company completing a drill program on the Company's La Colorada project in early 2010; as well as planning and commencing an extensive drill program on the Company's San Antonio project in 2010.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

During the nine months ended June 30, 2010 the Company recorded a $52,000 foreign exchange gain compared to a $416,923 foreign exchange gain during the nine months ended June 30, 2009, a decrease of $364,923. The Company's two geographical business segments are Canada and Mexico with the Company's operations in Mexico accounting for $7,399,192 of its $11,117,506 in total assets.

The changes in foreign exchange gains/(losses) is a result of the fluctuations in exchange rates between the Canadian dollar and Mexican peso during the nine months ended June 30, 2010 when compared to the same period in 2009. During the nine months ended June 30, 2010, the average exchange rate was 12.29 with a high of 11.97 and a low of 12.78, compared to an average exchange rate of 11.24, a high of 10.27 and a low of 12.29 when compared to the same period in 2009. During the nine months ended June 30, 2010 exchange rates were relatively stable in comparison to the higher volatility in exchange rates that were experienced during the three months ended June 30, 2009.

7.0   SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company's operations on a quarterly basis for the last eight quarters in accordance with Canadian GAAP. The Company's reporting currency is Canadian dollars.

For the quarters ended

			Restated	Restated
	June 30, 2010	**March 31, 2010**	**Dec. 31, 2009**	**Sept. 30, 2009**
Total revenues (Interest & other income)	17,012	20,582	67,464	89,636
(Loss) for the quarter	(1,255,534)	(1,335,007)	(1,120,818)	(1,612,055)
(Loss) per share, basic and diluted	(0.03)	(0.03)	(0.02)	(0.04)

For the quarters ended

	Restated	Restated	Restated	Restated
	June 30, 2009	**March 31, 2009**	**Dec. 31, 2008**	**Sept. 30, 2008**
Total revenues (Interest & other income)	83,503	149,497	42,825	147,637
(Loss) for the quarter	(1,163,310)	(867,541)	(1,443,377)	(3,181,259)
(Loss) per share, basic and diluted	(0.03)	(0.02)	(0.03)	(0.08)

The Company only earns interest income from its cash and cash equivalents and short-term investments, which will vary from period to period depending on their relative balances and the rate at which the Company's guaranteed investment certificates earn interest.

The nature of the Company's operations has remained unchanged from prior periods. Changes in operating expenses can increase/decrease depending on the Company's level of activity. Significant variations in the loss from one period to another is mainly due to the issuance and vesting of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

8.0   LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2010, the Company had cash and cash equivalents of $10,946,821 (June 30, 2009 - $14,603,812) and working capital of $12,024,506 (June 30, 2009 - $15,360,032). The Company has allocated $10 million over the next fifteen months for general and administrative expenses and for the continued development of its mineral properties. With working capital of $12,024,506 the Company has sufficient working capital to fund its 2010 operating and exploration expenditures and to continue its operations through fiscal 2011.

The Company's cash equivalents are highly liquid, short-term investment grade securities held at major Canadian financial institutions in accordance with the Company's investment policy. The Company's cash and cash equivalents are comprised of the following:

	June 30, 2010	June 30, 2009
Held at major Canadian financial institutions:		
Cash	$ 117,317	$ 4,229,833
Cash equivalents	10,773,000	10,023,000
	10,890,317	14,252,833
Held at major Mexican financial institutions:		
Cash	56,504	350,979
Total cash and cash equivalents	**$ 10,946,821**	**$ 14,603,812**

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management has been successful in accessing the equity markets during the year, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future. Factors which could impact management's ability to access the equity markets include the state of capital markets, exploration results which provide further information relating to the underlying value the Company's mineral properties, market prices for natural resources and the non-viability of the projects.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

9.0   TRANSACTIONS WITH RELATED PARTIES

(a)   The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

   (i)   As at June 30, 2010, $44 (2009 - $16,344) is due from a company with common directors for its share of rent and improvements for shared office space.

   (ii)   As at June 30, 2010, $66,379 (2009 - nil) is due to directors/officers of the Company for director and consulting fees.

(b)   As at June 30, 2010, $32,500 (2009 - $21,000) of prepaid expenses relates to a one month advance on consulting fees paid to a company with a common director.

(c)   Included in consulting fees is $356,218 (2009 - $317,427) of which $180,000 (2009 - $180,000) was charged by a company owned by a director and $176,218 (2009 - $137,427) by directors for consulting services.

(d)   Included in consulting fees is $69,995 (2009 – $62,000) paid to directors for directors' fees.

(e)   Rent of $20,700 (2009 - $20,700) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

10.0   OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

11.0   CONTRACTUAL OBLIGATIONS

The Company has a commitment relating to its head office lease. The Company has an agreement to lease office space. The future minimum lease payments by calendar year are as follows:

2010	$	26,529
2011		106,116
2012		106,116
2013		106,116
2014		106,116
2015		35,372
	$	486,365

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

In order for the remaining option agreement on the La Colorada project to remain in good standing, the option payments are due as follows:

Year	Cash	Shares	Total
2011	US$100,000	US$115,000	US$215,000

The Company has no material capital lease agreements and no material long term obligations other than those described above.

12.0   PROPOSED TRANSACTIONS

The Company has no proposed transactions.

13.0   RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. Some of the possible risks include the following:

 a) The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

 b) The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

 c) Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

 d) The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

 e) The operations of the Company will require various licenses and permits from various governmental authorities. There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

 f) There is no certainty that the properties which the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded. These amounts should not be taken to reflect realizable value.

 g) The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and results of operations.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

h) The Company's operations are currently conducted in Mexico, and as such the Company's operations are exposed to various levels of political and other risks and uncertainties that are inherent to the country of Mexico. These risks and uncertainties are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; changes in taxation policy; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

i) Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

14.0   DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

15.0   CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs are deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value or the property. The Company's accounting policy is to expense exploration costs until such time as their development potential is evidenced by a positive economic analysis of the project. This policy is to facilitate consistent accounting policies amongst all of the companies in the consolidation group as the accounting policy for mineral properties in the foreign jurisdiction that the Company operates requires that exploration costs be expensed.

Significant estimates are made in respect of the Company's asset retirement obligations. The Company's proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment. At present the Company has determined that it has no material asset retirement obligations.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Expected volatilities are based on the Company's trading history except where there is insufficient trading history and volatilities are based on industry comparables. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period. Changes in estimates would impact the value of stock-based compensation, mineral properties, contributed surplus and share capital.

Other areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, rates for amortization of equipment and the valuation allowance for future income tax assets. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

16.0   CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a)   Change in Accounting Policy

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported June 30, 2010 consolidated financial statements is as follows:

	As previously reported	Restatement	As restated
Mineral properties – Jun 30, 2009	14,205,063	(9,225,531)	4,716,904
Exploration expenses for the period ended Jun 30,2009	44,116	1,118,170	1,162,286
Loss for the period ended Jun 30, 2009	2,356,058	1,118,170	3,474,228
Loss per share for the period ended Jun 30, 2009	0.05	0.03	0.08
Deficit at Jun 30, 2009	36,704,010	9,225,531	45,929,541

The impact of this change on the previously reported deficits per the consolidated financial statements at September 30, 2009 and 2008 are as follows:

	As previously reported	Restatement	As restated
Deficit at Sept 30, 2008	34,347,952	8,107,361	42,455,313
Deficit at Sept 30, 2009	37,620,962	9,829,158	47,450,120

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

(b)   Future changes in accounting policies:

International Financial Reporting Standards (IFRS):

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal year beginning on or after October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

The Company is performing a detailed analysis of the differences between IFRS and the Company's accounting policies as well as an assessment of the impact of various alternatives is being carried out. The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010.

The Company is in the preproduction stage and therefore has not yet adopted accounting policies that a producing company needs. In a number of cases, the Company will be adopting IFRS as an initial policy, rather than a change from existing policies to IFRS. The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

Some of the specific areas reviewed and considered to date are:

Property, Plant and Equipment: IFRS requires that the Company identify different components of its fixed assets. As this has been the Company's practice, compliance will not result in a change. Assets have been identified in accordance with their useful lives in order to properly amortize their cost to operations.

In accordance with normal practices within the mining industry, the estimated life of mine will affect the amortization rates in some categories, and this estimate is subject to change as the mine progresses through production, resulting in revised amortization rates from time to time.

IFRS allows the revaluation of assets at fair value. IFRS allows the revaluation of assets at fair value. The Company will make the election under IFRS and adopt the cost basis for determining the carrying value of equipment.

The carrying costs of the Company's mineral properties reflect only the costs of acquisition; the carrying value does not reflect the costs of exploration, drilling, evaluation, testing and independent review. IFRS permits the capitalization of exploration costs prior to the establishment of ore reserves that would support the economic viability of a project. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized, which could potentially result in the understatement of the value of certain mineral properties that do reach the development stage.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

Contributed Surplus: There are a number of small presentation and disclosure differences between Canadian GAAP and IFRS. The small differences noted are not expected to have a significant difference on the Company. However, the 'Contributed Surplus' should be described as 'Other reserves' or 'Share-based payment reserves' under IFRS.

Stock-based compensation: There are a number of differences in accounting for stock-based compensation however the differences depend on the contractual nature of the stock based compensation and are not expected to have a material impact on the Company.

Financial Instruments: The Company's current financial instruments are simple and require no analysis. Should the Company enter into hedging agreements on any future production; the requirements of IFRS will be followed.

Impairment tests: Impairment tests have been applied on the carrying value of projects on a quarterly basis, as required under Canadian GAAP. Although the methodology of testing for impairment under IFRS is slightly different, no material impact is expected on the transition to IFRS,

Asset Retirement Obligations: Differences include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability remeasurement and recognition of a liability when a constructive obligation exists. No material impact is anticipated.

Income Taxes: An analysis of IFRS requirements will be done when the new standards become available. With no current revenues or taxable income, and with no anticipated contentious issues regarding the tax value of assets or non-capital losses carried forward, no material impact is expected.

Financial Disclosure: Based on publications to date, none of the requirements to comply with reporting under IFRS presents any foreseeable difficulty.

In summary, an analysis of the requirements for making the transition to IFRS and the subsequent compliance for financial reporting purposes indicates there should not be any difficulty, due to the simplicity of the Company's current operations and the fact that IFRS will be adopted as initial policy in most cases, rather than a change from an existing policy.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

17.0   MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2010. Based on management's assessment and those criteria, management has concluded that the internal controls over financial reporting as at June 30, 2010 were effective.

18.0   DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and CFO have evaluated the Company's disclosure controls and procedures and have concluded that they are effective as of June 30, 2010.

19.0   LIMITATIONS ON CONTROLS

Management believes that any internal controls and procedures for financial reporting can only provide reasonable and not absolute assurance that the objectives of the control system are met. Control design is subject to resource constraints and cost benefit analysis. Because of the inherent limitations in all control systems the company's control systems cannot provide absolute assurance that all issues and fraud will be prevented within the company and detected. Limitations also include the realities of judgments in decision making which could be faulty and simple errors and mistakes. In addition controls may be circumvented by individuals, collusion or unauthorized override of controls. Finally, a control system is based on certain assumptions about the likelihood of future events and there can be no assurance that the stated goals of the control system will meet all future potential conditions. In summary, because of the inherent limitations on a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

20.0   FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The fair value of financial instruments at June 30, 2010 and September 30, 2009 is summarized as follows:

	June 30, 2010		September 30, 2009	
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-for-trading				
Cash and cash equivalents	$ 10,946,821	$ 10,946,821	$ 15,553,239	$ 15,553,239
Loans and receivables				
Amounts receivable (excluding taxes receivable)	$ 36,464	$ 36,464	$ 25,726	$ 25,726
Due from related parties	$ 44	44	$ 19,419	19,419
Financial Liabilities				
Accounts payable and accrued liabilities	$ 245,017	$ 245,017	$ 227,517	$ 227,517
Due to related parties	$ 66,397	66,397	$ 26,380	26,380

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a)   Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents. Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions. The risk arises from the non-performance of counterparties of contracted financial obligations.

The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company's investment policy.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

	June 30 **2010**	September 30 2009
Held at major Canadian financial		
Cash	$ 117,317	$ 538,199
Cash equivalents	10,773,000	12,779,530
	10,890,317	13,317,729
Held at major Mexican financial		
Cash	56,504	109,629
Total cash and cash equivalents	$10,946,821	$13,427,358

Included in cash equivalents at June 30, 2010 are cashable guaranteed investment certificates earning interest between 0.6% and 0.7% (2009 - 2.00% and 3.25%) and maturing at various dates between September 8, 2010 and December 10, 2010 (2009 – September 8, 2009 and December 10, 2009).

(b)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.   The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company believes it has sufficient cash and cash equivalents at June 30, 2010 in the amount of $10,946,821 (2009 - $14,603,812) in order to fund its 2010 operating and exploration expenditures and to continue operations through fiscal 2011.   At June 30, 2010, the Company had accounts payable and accrued liabilities of $245,017 (2009 - $161,208) and amounts due to related parties of $66,397 (2009 - $nil), which will become due for payment within three months.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

(c)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)   Interest rate risk

Interest rate risk consists of two components:

(a)   To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)   To the extent that changes in prevailing market rates differ from the interest rate for the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2010 and 2009. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)   Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the nine months ended June 30, 2010

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at June 30, 2010 and 2009, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

| | Reasonably Possible Changes | |
	2010	2009
CDN $: MXN peso exchange rate variance	+9%	+11%
Net loss and comprehensive loss	$ 130,929	$ 95,416
CDN $: MXN peso exchange rate variance	-9%	-11%
Net loss and comprehensive loss	$ (156,827)	$ (134,369)

(iii)   Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

21.0   CAPITAL MANAGEMENT

The Company's primary objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Capital requirements are driven by the Company's exploration activities on its mineral properties. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company's approach to capital management during the year.

Exhibit 99.3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, *Gary Freeman, the Chief Executive Officer of Pediment Gold Corp.,* certify the following:

1.   *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Pediment Gold Corp.** (the "issuer") for the interim period ended *June 30, 2010*.

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.   *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5.   *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

      (a)   designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

            (i)   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

            (ii)   information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

      (b)   designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1   *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is *Internal Control – Integrated Framework – published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

5.2   *ICFR – material weakness relating to design: N/A*

5.3   *Limitation on scope of design: N/A*

6.   *Reporting changes in ICFR:* The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on *April 1, 2010* and ended on *June 30, 2010* that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 10, 2010

"Gary Freeman"
Gary Freeman
Chief Executive Officer

Exhibit 99.4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, *John Seaman, the Chief Financial Officer of Pediment Gold Corp.*, certify the following:

1.   *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Pediment Gold Corp.** (the "issuer") for the interim period ended **June 30 2010**.

2.   *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.   *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5.   *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

    (a)   designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

        (i)   material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

        (ii)   information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

    (b)   designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1   *Control framework:* The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is *Internal Control – Integrated Framework* – published by the **Committee of Sponsoring Organizations of the Treadway Commission (COSO)**.

5.2   *ICFR – material weakness relating to design: N/A.*

5.3   *Limitation on scope of design: N/A.*

6.   *Reporting changes in ICFR:* The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on **April 1, 2010** and ended on **June 30, 2010** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 10, 2010

"John Seaman"
John Seaman
Chief Financial Officer

Exhibit 99.5



AMEC Delivers Positive Preliminary Assessment for San Antonio Gold Project and Recommends More Advanced Studies

Vancouver, BC, August 10 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) ("Pediment" or "the Company") is pleased to announce that AMEC E&C Services, Inc. ("AMEC") has completed and delivered a positive Preliminary Assessment ("PA" or "Preliminary Assessment") for the San Antonio project located in Baja California Sur, Mexico and has recommended moving to more advanced studies. Details of the PA can be reviewed in the NI 43-101 Technical Report entitled "San Antonio Preliminary Assessment", dated August 02, 2010, which the Company has posted on its website (www.pedimentgold.com) and also filed on SEDAR. San Antonio is located 40 kilometers southeast of La Paz, Baja California Sur (area population 200,000), which is the state capital and a major sea port facility. Locally, the town of San Antonio is eight kilometers west of the project site.

Please click on the following link to access the aforementioned Technical Report:

http://www.pedimentgold.com/i/pdf/2010-08-02_SanAntonioNI43-101.pdf

Gary Freeman President and CEO of Pediment stated that, "the PA from AMEC is a significant step forward towards production with clear, concise and compelling conclusions. The San Antonio project PA demonstrates the opportunity for a favourable financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV@8%) of US$79.0 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start-up. The project would produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are expected to be US$71.1 million with total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life via resource addition. A drill program is currently underway. The project site is located in an area with good access to power, roads, services, ports and labor and no significant permitting issues are foreseen at this time. That said, the next step toward gold production is the completion of a Feasibility Study followed by detailed engineering and construction."

A summary of the major areas of work related to the Preliminary Assessment are as follows:

Geology and Resource Model

AMEC reviewed the exploration data base and the Quality Control and Quality Assurance program that Pediment completed and noted that there were no major errors or omissions. The data gathered and processed was within industry standards for use in the resource model. A resource model produced for Pediment in 2009 was audited by AMEC, and mineral resource classifications were re-stated. Mineralization that had reasonable prospects for economic extraction was confined within a Lerchs-

Grossmann ("LG") pit cone that used appropriate mining and processing costs benchmarked for an open pit operation in Mexico. The pit cone was run using AMEC's view of industry consensus on a long-term gold price of $900 per ounce for mineral reserves, with a 15% upside applied for mineral resources, at US$1035 per ounce. Based upon limited metallurgical work completed to date recoveries were expected to be 75% in the oxide and transition zone and 50% in the sulfide zone using heap leach methods.

The Qualified Person for the mineral resource estimate is Edward J.C. Orbock III, M.AusIMM., an AMEC employee. Mr. Orbock is independent of the Company as within the meaning of NI 43-101. Mineral resources have an effective date of 25 June 2010. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

AMEC's classification of mineral resources is as follows:

Mineral Resource Estimate, San Antonio Gold Project, Edward J.C. Orbock III, MAusIMM, Effective Date of the Resource is June 25, 2010.

Class	Au Cut-off	Tonnes (x 1,000)	(Au g/t)	Total Au grams (x 1,000)	Au ounces (x 1,000)
Oxide/Transition					
Measured	0.17	4,991	0.98	4,882	157
Indicated	0.17	10,963	0.85	9,282	298
Subtotal Oxide/Transition M + I	*0.17*	*15,995*	*0.89*	*14,164*	*455*
Sulfide					
Measured	0.40	2,839	1.32	3,735	120
Indicated	0.40	15,991	1.25	19,945	641
Subtotal Sulfide M + I	*0.40*	*18,830*	*1.26*	*23,679*	*761*
Oxide/Transition Inferred	0.17	769	0.65	496	16
Sulfide Inferred	0.40	327	1.19	388	12

Notes to Accompany Mineral Resources Table:
1. Mineral resources are not mineral reserves and do not have demonstrated economic viability
2. Mineral resources are reported above a 0.17 g/t Au cut-off grade for oxide and transition material, and above a 0.40 g/t Au cut-off for sulfide material.
3. Mineral resources are reported as undiluted.
4. Mineral resources are reported within a conceptual pit shell
5. Mineral resources are reported using a long-term gold price of US$1,035/oz, variable mining and processing costs and variable recoveries, based on the oxidation state of the sulfides in the deposit.

Mine Development

AMEC developed a conventional open pit mine plan for San Antonio and established a mine schedule for an 11,000 tonnes per day gold heap leach project. The ultimate pit includes 112 million tonnes of material including 31.1 million tonnes of ore and 80.9 million tonnes of waste. "Ore" is used to refer to material that can be mined at a profit using heap leach methods, includes material classified as Inferred mineral resources, and does not refer to mineral reserves. Pediment notes that the scheduled mine plan proposed incorporates less than 3% Inferred mineral resources.

The life-of-mine strip ratio is 2.6 to 1 (waste to ore). Total ounces of gold contained in the pit are 1.12 million. Of this 672,900 ounces are recovered during mine operations at an average production of 82,500 ounces gold annually. The mine plan and schedule cost analysis are based on Measured, Indicated and

Inferred resources contained in a pit that was created with the LG US$900 per ounce gold pit cone. Pediment has just initiated a 40,000 meter drill program with the objective of delineating additional mineralization that could support mineral resource estimation, and potentially support reclassification of existing mineral resources to higher-confidence classification categories through infill and step-out drilling.

The following table is the **Mine Production Schedule**:

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	22,112	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

The Base Case mining assumption and operating and capital cost estimates are for contract mining. AMEC completed a first principle build up and costing for the Base Case contract equipment fleet. Mining operating costs for San Antonio average US$1.94 per tonne mined. Contract mining represents a tradeoff between capital and operating cost with higher operating costs for contract mining but, lower capital costs for equipment.

Alternative Cases for Development Process Operating and Capital Costs

Four alternative development cases were evaluated:

1) Base Case - Contract mining and 11,000 tonne per day ("tpd") heap leach with Run-of-Mine (ROM) for oxide/transitional ores and crushed sulfide material.

2) Mill Case – Contract mining and a CIL mill with a 10 year targeted process life,

3) ROM Case- Contract mining and 11,000 tpd heap leach with all material ROM and

4) Owner Mining Case – Owner mining and 11,000 tpd heap leach with ROM oxide/transitional and crushed sulfide material.

Once inputs for operating and capital costs for all scenarios were plugged into a model the Base Case was chosen due to the best combination of low operating and capital costs and the most robust IRR.

Pediment cautions that the Preliminary Assessment is preliminary in nature; all four development cases are partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any forecasts in the Preliminary Assessment will be realized.

Capital Costs

San Antonio is a green field project site, and although no infrastructure to support a mining operation currently exists, local infrastructure is considered good. A powerline, a paved road and fiber-optic cable all traverse the project site, and will require relocation as they cross the proposed pit areas. Total cost for infrastructure in the PA is US$27 million and is broken down as follows:

Infrastructure	Total (US$ M)
Power, highway and cable relocation	10.6
Arroyo diversions and berm	0.4
Site facilities	2.3
Powerline upgrade	0.7
Mine facilities	3.7
Sub-total	*17.7*
Construction overhead	4.4
EPCM	4.9
Total	*27.0*

Total project capital required to bring San Antonio into production including contingency is US$71.1 million. This also includes the pre-production mining costs of US$18.2 million. The breakdown of project capital costs are as follows:

Area	Total (US$ M)
Mine	18.9
Process	16.4
Infrastructure	27.0
Sub Total	62.3
Contingency	8.7
Total	**71.1**

Sustaining capital requirements for the life of the mine are estimated at US$27.9 million. This includes Year 3 project costs of US$27.1 in capital to construct the sulfide material tertiary crushing plant along with a stacking system and the leach pad expansion to accommodate the additional ore. Other sustaining capital is mainly for parts and mobile equipment replacements.

Operating Costs

Life-of-mine ("LOM") operating costs are estimated at US$11.10 per tonne leached. The mining cost at US$6.49 per tonne leached accounts for the majority of the overall cost at 58%.

The table below details the operating cost areas:

Operating Costs	US$/t Leached
G&A	0.81
Mining	6.49
Processing	3.80
Total	11.10

Initial project operating costs are US$10.68 per tonne leached which is below the LOM average due to lower processing cost for oxide and transitional ores. Once the crushing plant is commissioned in Year 4, operating costs rise to US$11.87 per tonne and peak at US$12.82 per tonne in Year 5. Following Year 5, the strip ratio begins to decline thus, lower the overall operating costs. This can be seen in the following figure.



Financial Model

Pediment cautions that the Preliminary Assessment is partly based on Inferred Mineral Resources which account for less than 3% of the total resource, are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment based on these Mineral Resources will be realized.

AMEC evaluated the overall economic viability of the San Antonio project using both pretax and after-tax discounted cash flow analysis and using the engineering work and cost estimates discussed in the PA. Over the LOM, the San Antonio produces on average 82,500 ounces of gold per year for 8.2 years at a cash cost of US$513 per ounce of gold. Under a US$900/oz gold price assumption and using an 8% discount rate the pretax net present value (NPV) is US$79.0 million and the IRR is 33%. The after tax NPV is US$56.6 million and IRR is 26%. The following tables detail the pre-tax and after-tax cashflows for the Base Case.

Cash Flow Before Tax (000's)	US$	152,404
NPV @ 5%	US$	101,297
NPV @ 8%	US$	78,955
NPV @ 10%	US$	66,623
IRR Before Tax		33%
Payback - Years from Startup		3.28

Cash Flow After Tax (000's)	US$	118,758
NPV @ 5%	US$	75,478
NPV @ 8%	US$	56,643
NPV @ 10%	US$	46,279
IRR After Tax		26%
Payback - Years from Startup		3.79

Sensitivity analysis was completed over the ranges of +/- 30 % for gold price, operating cost and capital costs. The results are shown on the spider plot below:



Execution Plan

Based on assumptions in the PA, Pediment estimates that the San Antonio gold project will take approximately three years to move into production, two years for permitting, feasibility study, and detailed engineering, and one year for construction.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Pediment Gold Corp.
Per:
Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding an technical report and Preliminary Assessment for the Company's San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

Exhibit 99.6



Pediment Files Amended Technical Report

Vancouver, BC, August 11, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) ("Pediment" or "the Company") announces that further to its news release dated August 10, 2010 announcing the completion and delivery of a positive Preliminary Assessment ("PA" or "Preliminary Assessment") for the San Antonio project located in Baja California Sur, Mexico, a revised NI 43-101 Technical Report entitled "San Antonio Preliminary Assessment", and dated August 10, 2010 (originally dated August 2, 2010) which provides details of the PA, has been posted on the Company's website (www.pedimentgold.com) and also filed on SEDAR.

The revised Technical Report is being filed to correct a typographical error in the Mine Production Schedule located on page 19-3 of the Technical Report. The Transition Tonnage for Year Three was reported as 22,112, when it should read 2,212. There were no other amendments made to the report. Please click on the following link to access the revised Technical Report:

http://www.pedimentgold.com/i/pdf/2010-08-02_SanAntonioNI43-101.pdf

The following table is the amended Mine Production Schedule:

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	2,212	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Pediment Gold Corp.
Per:
Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the filing of an amended technical report with regard to the Preliminary

Assessment for the Company's San Antonio project located in Baja California Sur, Mexico. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

Form 51-102F3

Material Change Report

Item 1:   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   Date of Material Change

August 2, 2010

Item 3   News Release

The news release was disseminated on August 10, 2010 by way of Marketwire.

Item 4   Summary of Material Change

AMEC Delivers Positive Preliminary Assessment for San Antonio Gold Project and Recommends More Advanced Studies.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company is pleased to announce that AMEC E&C Services, Inc. ("AMEC") has completed and delivered a positive Preliminary Assessment ("PA" or "Preliminary Assessment") for the San Antonio project located in Baja California Sur, Mexico and has recommended moving to more advanced studies. Details of the PA can be reviewed in the NI 43-101 Technical Report entitled "San Antonio Preliminary Assessment", dated August 02, 2010, which the Company has posted on its website (www.pedimentgold.com) and also filed on SEDAR. San Antonio is located 40 kilometers southeast of La Paz, Baja California Sur (area population 200,000), which is the state capital and a major sea port facility. Locally, the town of San Antonio is eight kilometers west of the project site.

A copy of the Technical Report can be found on the Company's website.

Gary Freeman President and CEO of Pediment stated that, "the PA from AMEC is a significant step forward towards production with clear, concise and compelling conclusions. The San Antonio project PA demonstrates the opportunity for a favourable financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV@8%) of US$79.0 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start-up. The project would produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are expected to be US$71.1 million with total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life via resource addition. A drill program is currently underway. The project site is located in an area with good access to power, roads, services, ports and

labor and no significant permitting issues are foreseen at this time. That said, the next step toward gold production is the completion of a Feasibility Study followed by detailed engineering and construction."

A summary of the major areas of work related to the Preliminary Assessment are as follows:

Geology and Resource Model

AMEC reviewed the exploration data base and the Quality Control and Quality Assurance program that Pediment completed and noted that there were no major errors or omissions. The data gathered and processed was within industry standards for use in the resource model. A resource model produced for Pediment in 2009 was audited by AMEC, and mineral resource classifications were re-stated. Mineralization that had reasonable prospects for economic extraction was confined within a Lerchs-Grossmann ("LG") pit cone that used appropriate mining and processing costs benchmarked for an open pit operation in Mexico. The pit cone was run using AMEC's view of industry consensus on a long-term gold price of $900 per ounce for mineral reserves, with a 15% upside applied for mineral resources, at US$1035 per ounce. Based upon limited metallurgical work completed to date recoveries were expected to be 75% in the oxide and transition zone and 50% in the sulfide zone using heap leach methods.

The Qualified Person for the mineral resource estimate is Edward J.C. Orbock III, M.AusIMM., an AMEC employee. Mr. Orbock is independent of the Company as within the meaning of NI 43-101. Mineral resources have an effective date of 25 June 2010. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

AMEC's classification of mineral resources is as follows:

Mineral Resource Estimate, San Antonio Gold Project, Edward J.C. Orbock III, MAusIMM, Effective Date of the Resource is June 25, 2010.

Class	Au Cut-off	Tonnes (x 1,000)	(Au g/t)	Total Au grams (x 1,000)	Au ounces (x 1,000)
Oxide/Transition					
Measured	0.17	4,991	0.98	4,882	157
Indicated	0.17	10,963	0.85	9,282	298
Subtotal Oxide/Transition M + I	*0.17*	*15,995*	*0.89*	*14,164*	*455*
Sulfide					
Measured	0.40	2,839	1.32	3,735	120
Indicated	0.40	15,991	1.25	19,945	641
Subtotal Sulfide M + I	*0.40*	*18,830*	*1.26*	*23,679*	*761*
Oxide/Transition					
Inferred	0.17	769	0.65	496	16
Sulfide					
Inferred	0.40	327	1.19	388	12

Notes to Accompany Mineral Resources Table:
1. Mineral resources are not mineral reserves and do not have demonstrated economic viability
2. Mineral resources are reported above a 0.17 g/t Au cut-off grade for oxide and transition material, and above a 0.40 g/t Au cut-off for sulfide material.
3. Mineral resources are reported as undiluted.

4. Mineral resources are reported within a conceptual pit shell

5. Mineral resources are reported using a long-term gold price of US$1,035/oz, variable mining and processing costs and variable recoveries, based on the oxidation state of the sulfides in the deposit.

Mine Development

AMEC developed a conventional open pit mine plan for San Antonio and established a mine schedule for an 11,000 tonnes per day gold heap leach project. The ultimate pit includes 112 million tonnes of material including 31.1 million tonnes of ore and 80.9 million tonnes of waste. "Ore" is used to refer to material that can be mined at a profit using heap leach methods, includes material classified as Inferred mineral resources, and does not refer to mineral reserves. Pediment notes that the scheduled mine plan proposed incorporates less than 3% Inferred mineral resources.

The life-of-mine strip ratio is 2.6 to 1 (waste to ore). Total ounces of gold contained in the pit are 1.12 million. Of this 672,900 ounces are recovered during mine operations at an average production of 82,500 ounces gold annually. The mine plan and schedule cost analysis are based on Measured, Indicated and Inferred resources contained in a pit that was created with the LG US$900 per ounce gold pit cone. Pediment has just initiated a 40,000 meter drill program with the objective of delineating additional mineralization that could support mineral resource estimation, and potentially support reclassification of existing mineral resources to higher-confidence classification categories through infill and step-out drilling.

The following table is the **Mine Production Schedule**:

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	22,112	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

The Base Case mining assumption and operating and capital cost estimates are for contract mining. AMEC completed a first principle build up and costing for the Base Case contract equipment fleet. Mining operating costs for San Antonio average US$1.94 per tonne mined. Contract mining represents a tradeoff between capital and operating cost with higher operating costs for contract mining but, lower capital costs for equipment.

Alternative Cases for Development Process Operating and Capital Costs

Four alternative development cases were evaluated:

1) Base Case - Contract mining and 11,000 tonne per day ("tpd") heap leach with Run-of-Mine (ROM) for oxide/transitional ores and crushed sulfide material.

2) Mill Case – Contract mining and a CIL mill with a 10 year targeted process life,

3) ROM Case- Contract mining and 11,000 tpd heap leach with all material ROM and

4) Owner Mining Case – Owner mining and 11,000 tpd heap leach with ROM oxide/transitional and crushed sulfide material.

Once inputs for operating and capital costs for all scenarios were plugged into a model the Base Case was chosen due to the best combination of low operating and capital costs and the most robust IRR.

Pediment cautions that the Preliminary Assessment is preliminary in nature; all four development cases are partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any forecasts in the Preliminary Assessment will be realized.

Capital Costs

San Antonio is a green field project site, and although no infrastructure to support a mining operation currently exists, local infrastructure is considered good. A powerline, a paved road and fiber-optic cable all traverse the project site, and will require relocation as they cross the proposed pit areas. Total cost for infrastructure in the PA is US$27 million and is broken down as follows:

Infrastructure	Total (US$ M)
Power, highway and cable relocation	10.6
Arroyo diversions and berm	0.4
Site facilities	2.3
Powerline upgrade	0.7
Mine facilities	3.7
Sub-total	*17.7*
Construction overhead	4.4
EPCM	4.9
Total	*27.0*

Total project capital required to bring San Antonio into production including contingency is US$71.1 million. This also includes the pre-production mining costs of US$18.2 million. The breakdown of project capital costs are as follows:

Area	Total (US$ M)
Mine	18.9
Process	16.4
Infrastructure	27.0
Sub Total	62.3
Contingency	8.7
Total	71.1

Sustaining capital requirements for the life of the mine are estimated at US$27.9 million. This includes Year 3 project costs of US$27.1 in capital to construct the sulfide material tertiary crushing plant along with a stacking system and the leach pad expansion to accommodate the additional ore. Other sustaining capital is mainly for parts and mobile equipment replacements.

Operating Costs

Life-of-mine ("LOM") operating costs are estimated at US$11.10 per tonne leached. The mining cost at US$6.49 per tonne leached accounts for the majority of the overall cost at 58%.

The table below details the operating cost areas:

Operating Costs	US$/t Leached
G&A	0.81
Mining	6.49
Processing	3.80
Total	11.10

Initial project operating costs are US$10.68 per tonne leached which is below the LOM average due to lower processing cost for oxide and transitional ores. Once the crushing plant is commissioned in Year 4, operating costs rise to US$11.87 per tonne and peak at US$12.82 per tonne in Year 5. Following Year 5, the strip ratio begins to decline thus, lower the overall operating costs. This can be seen in the following figure.



Financial Model

Pediment cautions that the Preliminary Assessment is partly based on Inferred Mineral Resources which account for less than 3% of the total resource, are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment based on these Mineral Resources will be realized.

AMEC evaluated the overall economic viability of the San Antonio project using both pretax and after-tax discounted cash flow analysis and using the engineering work and cost estimates discussed in the PA. Over the LOM, the San Antonio produces on average 82,500 ounces of gold per year for 8.2 years at a cash cost of US$513 per ounce of gold. Under a US$900/oz gold price assumption and using an 8% discount rate the pretax net present value (NPV) is US$79.0 million and the IRR is 33%. The after tax

NPV is US$56.6 million and IRR is 26%. The following tables detail the pre-tax and after-tax cashflows for the Base Case.

Cash Flow Before Tax (000's)	US$	152,404
NPV @ 5%	US$	101,297
NPV @ 8%	US$	78,955
NPV @ 10%	US$	66,623
IRR Before Tax		33%
Payback - Years from Startup		3.28

Cash Flow After Tax (000's)	US$	118,758
NPV @ 5%	US$	75,478
NPV @ 8%	US$	56,643
NPV @ 10%	US$	46,279
IRR After Tax		26%
Payback - Years from Startup		3.79

Sensitivity analysis was completed over the ranges of +/- 30 % for gold price, operating cost and capital costs. The results are shown on the spider plot below:



Execution Plan

Based on assumptions in the PA, Pediment estimates that the San Antonio gold project will take approximately three years to move into production, two years for permitting, feasibility study, and detailed engineering, and one year for construction.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding an technical report and Preliminary Assessment for the Company's

San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

August 10, 2010

Exhibit 99.8

Form 51-102F3

Material Change Report

Item 1:   **Name and Address of Company**

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   **Date of Material Change**

August 10, 2010

Item 3   **News Release**

The news release was disseminated on August 11, 2010 by way of Marketwire.

Item 4   **Summary of Material Change**

Pediment Files Amended Technical Report

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company announces that further to its news release dated August 10, 2010 announcing the completion and delivery of a positive Preliminary Assessment ("PA" or "Preliminary Assessment") for the San Antonio project located in Baja California Sur, Mexico, a revised NI 43-101 Technical Report entitled "San Antonio Preliminary Assessment", and dated August 10, 2010 (originally dated August 2, 2010) which provides details of the PA, has been posted on the Company's website (www.pedimentgold.com) and also filed on SEDAR.

The revised Technical Report is being filed to correct a typographical error in the Mine Production Schedule located on page 19-3 of the Technical Report. The Transition Tonnage for Year Three was reported as 22,112, when it should read 2,212. There were no other amendments made to the report.

The following table is the amended Mine Production Schedule:

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	2,212	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the filing of an amended technical report with regard to the Preliminary Assessment for the Company's San Antonio project located in Baja California Sur, Mexico. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

August 11, 2010